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                                                                  EXHIBIT (8)(d)

                          STOEL RIVES LLP LETTERHEAD

                                                                  May 6, 1999



PacifiCorp
700 N.E. Multnomah
Portland, Oregon 97232

Ladies and Gentlemen:

     You have requested our opinion regarding certain federal income tax issues related to the Agreement and Plan of Merger dated as of December 6, 1998 by and among Scottish Power plc ("ScottishPower"), NA General Partnership ("NA"), and PacifiCorp (the "Original Merger Agreement"). Except as otherwise provided, capitalized terms used in this letter have the meanings set forth in the Original Merger Agreement. All section references, unless otherwise indicated, are to the Internal Revenue Code of 1986, as amended (the "Code" or "IRC").
This opinion is being delivered as an exhibit to PacifiCorp's Proxy Statement on
Schedule 14A relating to the Merger.

     You have requested that we render the opinions set forth below. In forming our opinion, we have relied with your consent as to factual matters upon representations made by PacifiCorp, ScottishPower, Scottish Power NA 1 Limited, Scottish Power NA 2 Limited and NA General Partnership (on its own behalf and on behalf of Merger Sub) (the "Parties") to us in their letters dated today. We have made no independent investigation with regard to statements made in those letters. We assume those representations to be accurate and complete, but we express no opinion as to their accuracy or completeness. With your consent we also assume that all representations and facts set forth in the Original Merger Agreement are accurate, that the Amended and Restated Agreement and Plan of Merger by and among New Scottish Power plc, ScottishPower, NA and PacifiCorp does not become effective according to its Section 9.03(c), that the transaction described in the Original Merger Agreement will be carried out in accordance with its terms, and that the Parties have complied with and will continue to comply with the covenants in the Original Merger Agreement. In addition, we assume that any United States person who is a "five-percent transferee shareholder," as defined in Treasury Regulation (S) 1.367(a)-3(c)(5)(ii), will enter into a five-year gain recognition agreement as required by Treasury Regulation (S) 1.367(a)-3(c)(1)(iii)(B).


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PacifiCorp
May 6, 1999
Page 2


     In acting as counsel to PacifiCorp in connection with the Merger, we have participated in preparing the Restated Merger Agreement and preparing and filing with the Securities and Exchange Commission the Proxy Statement/Prospectus contained in Schedule 14A.

     Based upon and subject to the assumptions, representations and limitations described above, we are of the opinion that for U.S. federal income tax purposes:

     (1) The Merger will constitute a "reorganization" within the meaning of IRC (S) 368(a);

     (2) No gain or loss will be recognized by stockholders of PacifiCorp upon exchange of PacifiCorp common stock for ScottishPower ADSs or ScottishPower ordinary shares pursuant to the Merger (except with respect to cash received in lieu of fractional ScottishPower ADSs or ScottishPower ordinary shares);

     (3) The aggregate tax basis to each PacifiCorp stockholder of the ScottishPower ADSs or ScottishPower ordinary shares received, including fractional units for which cash is received, will be the same as the aggregate tax basis of the PacifiCorp common stock surrendered in exchange therefor in the Merger;

     (4) The holding period of the ScottishPower ADSs or ScottishPower ordinary shares received, including fractional units treated as received in the Merger, will include the holding period of PacifiCorp common stock held as a capital asset surrendered in exchange therefor in the Merger;

     (5) A PacifiCorp stockholder who receives cash in lieu of a fractional ScottishPower ADS or a fractional ScottishPower ordinary share will recognize gain or loss equal to the difference, if any, between such stockholder's tax basis in such fractional share and the amount of cash received;

     (6) The statements set forth in the Proxy Statement/Prospectus under the caption "Material Tax Consequences -- United States Tax Consequences," to the extent they state matters of law or legal conclusions, are an accurate summary of the material United States federal income tax consequences of the Merger in all material respects.

     Our opinion is limited to the federal income tax matters addressed, and no opinion is rendered with respect to any other issue, including any other tax issues with respect to the transactions described in the Original Merger Agreement. In addition, our conclusions are based upon federal income tax law currently in effect, including the Code and Treasury Regulations promulgated thereunder, administrative pronouncements by the Internal Revenue Service (the "Service"), judicial decisions, and such other legal authorities as we have deemed

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PacifiCorp
May 6, 1999
Page 3


necessary for purposes of this opinion, as each exists as of the date of this letter. Existing federal income tax law is subject to change on a prospective or retroactive basis. If any assumption or representation described above or contained in the Original Merger Agreement or the Representation Letters is not true, correct and complete on the Closing Date, or in the event of a change in law adversely affecting the conclusions reached in this letter, our opinion shall be void and of no force or effect. You should be aware that although this letter represents our opinion concerning the matters specifically discussed, it is not binding on the courts or on any administrative agency, including the Service, and a court or agency may act or hold to the contrary.
We undertake no obligation to update this letter or our opinion at any time after the Closing Date. Our opinion is provided to you as a legal opinion only, and not as a guaranty or warranty, and is limited to the specific transactions, documents and matters described above. No opinion is implied or may be inferred beyond that which is expressly stated in this letter.

     This opinion is provided to PacifiCorp pursuant to Section 7.03(d) of the Original Merger Agreement. We consent to the filing of this opinion as an exhibit to the Proxy Statement/Prospectus and to the use of our name under the caption "United States Tax Consequences" in the Proxy Statement/Prospectus, but do not thereby admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended. Without our prior written consent, this opinion may not be furnished to any other person or entity and may not be quoted in whole or in part or otherwise referred to in (or be the basis for) any report or document furnished to any person or entity, except in connection with inspection of the addressee's files by internal company or governmental examiners or auditors.

                              Very truly yours,



                              Stoel Rives LLP